FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month November, 2005

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [     ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Press Release regarding Launch of Web Conferencing Service

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 17, 2005. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

By:	/s/ Harish Abhichandani
Name:	Harish Abhichandani
Title:	Deputy General Manager (Finance)

Date: November 23, 2005

EXHIBIT -1

VIDESH SANCHAR NIGAM LIMITED

VSNL & Microsoft launch Web Conferencing Service

Mumbai, November 22 2005 – Making a foray into the Web Conferencing market, Videsh Sanchar Nigam Ltd (VSNL) today unveiled the Tata Indicom Web Conferencing Service based on the Microsoft Office Live Meeting Platform. Addressing media at a press conference held in the city today, Mr. Kishor Chaukar, Managing Director, Tata Industries & Director, VSNL and Ms. Neelam Dhawan, Managing Director Microsoft Corporation India Pvt. Ltd. also announced a strategic alliance to address the emerging communication needs of the enterprise, SMB and consumer segments. Under the alliance, VSNL will combine its vast communications network with Microsoft software to create rich solutions and services targeted at these segments. VSNL and Microsoft will also undertake joint Go to Market initiatives to evangelize and market these offerings in the target segments.

VSNL Director, Mr. Kishor A Chaukar said “Armed with the combined strength of VSNL & Microsoft Office Live Meeting, our endeavour will be to deliver the next generation of real time communication to enterprises in India. Our latest offering will enable our customers to meet the twin objectives of enhancing team communication and reducing travel time. This alliance is in keeping with our objective of offering end-to-end managed services to our customers.”

Commenting on the partnership, Ms. Neelam Dhawan, Managing Director, Microsoft India said, “Delivering software as a service is key to improving access to IT, and ensuring that Indian enterprises and consumers can realize the benefits of technology. A few years ago, it would have been impossible to think of deriving synergies between the telecom and IT industries. The rapid growth of telecom networks, and adoption of IT – is fostering a marketplace that is ready for converged solutions.”

“VSNL is one of India’s leading telecom service providers with a strong foothold in the enterprise segment. The launch of the Tata Indicom Web Conferencing Service, powered by Microsoft Office Live Meeting is an example of the powerful converged solutions that such a partnership can provide.”

A cost-saving alternative to business travel, Tata Indicom Web Conferencing will make it easy for information workers in the SMB and enterprise, to conduct real-time, highly interactive and visually rich online meetings. It is a hosted software solution that minimizes infrastructure and setup requirements and lets people collaborate and share information regardless of location. To use this service, all that is required is a PC and an internet connection, and users will easily be able to exchange data such as presentations and documents etc. and conduct virtual meetings from anywhere in the world.

The service is based on the Microsoft Office Live Meeting - a global web conferencing service that is being used by business across the world to communicate efficiently, and reduce costs. In fiscal year 2004, Microsoft used Live Meeting to replace one in five business trips and saved over 40 million dollars worldwide. In fiscal year 2005, Microsoft Corporation expects to save US$ 75 million by using Live Meeting.

VSNL will be providing this service for the first time in India. The Tata Indicom Web Conferencing Service will be available in two versions: “Standard” and “Professional” through four variations – Named User licence (fixed & dedicated capacity for unlimited meetings); Room Licence (“always on” meeting room); Monthly Minute Licence (pay per use) and Shared Seat Licence (pool of seats for multiple use). A number of flexible payment plans are available based on the licence, use and budget.. The service will be available immediately to customers across the country.

In the future, the two companies plan to focus on other areas including:

•	Integrated Communications and Collaboration: These include next generation converged voice, data, messaging and video services to businesses and consumers. The launch of the Tata Indicom Web Conferencing Service is one such offering.

•	Hosted Software as a managed Service: These include managed hosted ‘info-comm’ services that simplify enhance the way businesses communicate, collaborate and transact. It will enable SMB’s to access Microsoft software as a consolidated, managed and integrated service. It will also allow VSNL to provide managed and integrated voice & data services.

•	Consumer Digital Media Services: This will include the deployment of service delivery platforms for the provision of subscription based instant Video and Music packages over broadband, and multimedia streaming over broadband and dial up networks

About Microsoft

Microsoft Corporation India Pvt. Ltd. is a wholly owned subsidiary of Microsoft Corporation, USA. It has had a presence in India since 1987 and it currently has offices in New Delhi, Bangalore, Kolkata, Chennai and Mumbai. Founded in 1975, Microsoft Corporation (NASDAQ “MSFT”) is the worldwide leader in software for Personal Computers. The company offers a wide range of products and services for business and personal use; each designed with the mission of making it easier and more enjoyable for people to take advantage of the full power of personal computing every day.

About VSNL

Videsh Sanchar Nigam Limited (VSNL) is a leading provider of International Telecommunications Services. VSNL is India’s largest player in International Long Distance services and has a strong pan-India domestic Long Distance presence. VSNL is also a leading player in the Corporate Data Market in India today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services. VSNL has a strong infrastructure base that covers multiple submarine cable systems, switching gateways, IP PoPs and earth stations. With its recent acquisition of Tyco’s global submarine network, VSNL provides seamless connectivity across the globe to carriers and enterprises. VSNL has 30 Points of Presence in 12 countries in North America, Europe and Asia. VSNL also has business operations in Sri Lanka and Nepal and is soon entering South Africa.

In India, VSNL is rapidly growing its retail presence under the Tata Indicom brand through its products like high-speed broadband, dial-up Internet, net telephony and calling cards, and has an active Internet / Broadband subscriber base. VSNL is consolidating its presence in the Internet space with an increased focus on the Retail Broadband business.

VSNL is listed on the major stock exchanges in India and also has its ADRs listed on the New York Stock Exchange. (www.vsnl.in)

Forward-looking and cautionary statements

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. These forward-looking statements speak only as of the date of this release. VSNL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in VSNL’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

For further press information, please contact:

Garima Misra @ garimam@text100.co.in / 09811818477

Poonam Kaul @ poonamk@microsoft.com / 09811009006

S Ravindran @ Ravindran.s@vsnl.co.in \9223306610

Vibhuti Agrawal Vagrawal@vccpl.com \9821718946